Filed by Nutrisystem, Inc.

 pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

 Subject Company: Nutrisystem, Inc.

 Commission File No. 000-28551

On January 2, 2019, Dawn Zier, President and Chief Executive Officer of Nutrisystem, Inc., was interviewed on Behind the Bell. The interview was posted to the Nasdaq Facebook page and is available at https://www.facebook.com/Nasdaq/videos/371273586772655/.

Below is a transcript of the interview.

Don Wicks: Hello, everyone. My name is David Wicks. I’m Vice President of Listings here at Nasdaq. Welcome to our first Facebook Live interview of 2019 and joining us today we have the President and CEO of Nutrisystem who just opened the market. Happy New Year, Dawn.

Dawn Zier: Happy New Year, Dave. Great to be here again.

Don Wicks: Yeah. Welcome back and Dawn, so many great things, so many success stories at Nutrisystem. Can you, for our viewers, let’s take a step back and just start. What is the company’s mission and talk to us about some of what you’ve accomplished in 2018?

Dawn Zier: So, what we really do is help people get healthy and the first step to getting healthy for many people is losing weight. So, we really help with that first component and then keep them going on their journey to optimal health and one of the things that I love about my job is that it is mission based and that we are helping people be successful and the thing that always warms me are the stories we hear from our customers that have really transformed their lives.

Don Wicks: And you have two real powerhouse brands.

Dawn Zier: Yes, we do.

Don Wicks: You have Nutrisystem and you have the South Beach Diet. Talk to us a little bit about why the multi brand strategy.

Dawn Zier: Well, we don’t believe in one size fits all approach to weight loss. So, we have multiple products. Nutrisystem is about your favorite foods made healthier and the South Beach Diet is a low carb-low sugar approach to weight loss.

Don Wicks: Yeah and you do have a healthy living team.

Dawn Zier: Yes, we do.

Don Wicks: You have new products, new ads. I know you’re involved with personalized nutrition. So, lots of new things. Can you talk to us about some of those new things happening?

Dawn Zier: Yes. So, much is going on for 2019. We have Nutrisystem Fresh Start which is our new program for Nutrisystem which is about more flexibility, more socialization, more fresh items incorporated into the program. So, that’s very exciting and a lot of technology to give you ongoing support. With South Beach we introduced this year a keto friendly option which is very on trend with what a lot of consumers, sophisticated consumers are looking for in terms of how they want to approach weight loss and that is a low carb, healthy fat approach to losing weight that has a lot of studies and clinicals behind it. Very successful for people. And then one of the things that I believe… I believe the direction of healthy living is going towards more and more personalization and we just launched DNA Body Blueprint which gives you a personalized approach to your weight loss through DNA testing and then you’ll have an action plan that’s actually unique to your own genetic coding.

Don Wicks: That’s amazing.

Dawn Zier: Very cool.

Don Wicks: And you’ve even gone so far as to remove some ingredients from some of your products but also made even the labeling easier.

Dawn Zier: Right. We look at companies we admire and Whole Foods certainly is one of them. So, we looked at their band ingredients list and we decided to mimic it.

Don Wicks: Which is great.

Dawn Zier: Which is very cool because nothing stands for fresh, healthy, clean than Whole Foods. So, we are… 71 of our items are on the same list as they have. They have a total of 78 and we’re working towards getting it to be completely aligned.

Don Wicks: That’s awesome. And now for the South Beach Diet there’s a new emphasis on keto friendly. Can you talk a little bit about the keto friendly trend?

Dawn Zier: Yeah. Keto is… it’s one of the most popular programs out there today. A lot of people looking for this keto approach which, again, focuses on low carb, high healthy fat content to your weight loss program and it’s been very successful. It’s lower sugar and seems to be working for many people. A lot of people are trying it.

Don Wicks: That’s great and I know you’ve been busy and recently announced that you’ll be acquired by Tivity Health. Seems like a super strong combination. Can you tell us a little bit more about that?

Dawn Zier: It makes so much sense to me. I think it really leapfrogs us in the area of health and wellness because it is a multipart solution to helping people on their journey to optimal health. So, it’s not just about the nutritional aspects. It’s about the fitness. We bring nutrition to the table. Tivity Health brings the fitness component and then there’s the social wrap around all of that. So, it’s very exciting and I think, again, it allows us to do what other people are only talking about.

Don Wicks: Yeah. That is truly… we’re… be interested in seeing how that progresses. And now that the holiday celebrations have officially ended…

Dawn Zier: (Laughing)

Don Wicks: Unfortunately.

Dawn Zier: Time to get serious.

Don Wicks: Can you share with our viewers some simple tips to help people get back on track?

Dawn Zier: Well, I really do believe bite sized goals. I live by that and really try to incorporate not only good nutrition but also some healthy exercise into your regimen. So, for me personally what I’m working on is really trying to eat in moderation. The holidays are over. Time to stop gouging and make smart decisions and I think we all know what the smart decisions are. It doesn’t need to be… everybody’s allowed to indulge now and then, but think about bite size indulgences instead of a whole plate of indulgence and I think that’s a good technique. Lots of water. Water is like a miracle drink and really helps your entire body. So, we’re big on water and big on getting some exercise into because being active is important.

Don Wicks: Yeah. It’s really that whole combination.

Dawn Zier: Absolutely.

Don Wicks: So, well, Dawn, anything else? One of the things I love to ask our participants is kind of maybe some of the best advice you’ve received as CEO or in your career. Can you share with us maybe some advice that you’ve gotten that’s kind of stuck out in your mind?

Dawn Zier: As a CEO or as I’ve been progressing through my journey one of the best advice I always received was to embrace change and I think that that… that opens up the horizon to many new opportunities. So, I’m a big believer in embracing change. I’m a big believer in fact based decision making. So, taking… especially in this day and age and where everything is so analytically riven, use that data with a combination of the human component to make decisions and I think those are two things and very important don’t let the tail wag the dog. So, don’t let process get in the way of innovation.

Don Wicks: And last question, Dawn, and I’m sure you have thousands if not more, but success stories. Can you share with us one and I know this is tough. It’s like asking if you have more than one child which one you love more, but tell us a success story that just stands out in your mind.

Dawn Zier: Several come to mind. One that I like to talk about today is Dean Mead. He’s a young guy in his 20s who has been on Nutrisystem, lost, I think, 200 pounds, over 200 pounds on the program and basically he reached a life moment and I believe... you can’t be told to lose weight. It has to be something that clicks inside you that says you want to get healthy and as he was going through his journey he got ill and then his parents had a talk with him and he decided that… they said hey, we want you to be here, we don’t want to be burying our son, and he actually transformed his whole life and he did it with Nutrisystem and we’re very proud of him. You can see him in some of the spots that you’ll see airing nonstop about our brand, but he’s a great, great guy and it’s empowering to see and aspiring to see how he transformed his life and he’s one of so many people that have really been able to get healthy.

Don Wicks: That’s a great story and, Dawn, we’ll end there, but for our viewers, thank you for joining us for this first Facebook Live “Behind the Bell” with Dawn Zier, President and CEO of Nutrisystem. Dawn, thank you so much.

Dawn Zier: Thanks. Great to be here.

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance.  Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health, Inc. (“Tivity Health”) and Nutrisystem, Inc. (“Nutrisystem”) will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE

URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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